Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

1.	An annual meeting of shareholders of Voya Emerging Markets High Dividend Equity Fund was held on July 7, 2016 to: 1) elect 4 nominees to the Board of Trustees of Voya Emerging Markets High Dividend Equity Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
John V. Boyer	1	12,665,217.654	5,105,416.000	0.000	0.000	17,770,633.654
Patricia W. Chadwick	1	12,663,226.654	5,107,407.000	0.000	0.000	17,770,633.654
Sheryl K. Pressler	1	12,656,367.654	5,114,266.000	0.000	0.000	17,770,633.654
Christopher P. Sullivan	1	12,659,580.654	5,111,053.000	0.000	0.000	17,770,633.654

Proposal passed.